jowell global LTD.

June 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention:	Jennie Beysolow

Lilyanna Peyser

Re:	Jowell Global Ltd.
Registration Statement on Form F-3 Filed April 4, 2022 File No. 333-264109

Dear Ms. Beysolow and Ms. Peyser:

Jowell Global Ltd. (“JWEL” or the “Company” and sometimes referred to as “we” or “our”) is submitting this letter and the following information in response to a letter, dated May 3, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed with the Commission on April 4, 2022.

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Registration Statement on Form F-3 filed April 4, 2022

Cover Page

1.	We note your disclosure that the “VIE structure is used to provide investors with exposure to foreign investment in China-based companies where the business of the operating companies in China might be prohibited or restricted for foreign investment now or in the future.” Please revise here and elsewhere, as appropriate, to clarify that Chinese law prohibits direct foreign investment in your operating companies.

Response: We have revised the disclosure to clarify that the business operations of Shanghai Juhao Information Technology Co., Ltd. include value-added telecommunication services and foreign ownership of value-added telecommunications services is subject to restrictions under current PRC laws and regulations on cover page and page 1.

2.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE.

Response: We have disclosed that we refer to the holding company Jowell Global Ltd. as Jowell Global, the Company, JWEL, the Registrant, the holding company, we, us, our company, and our on cover page and page ii. We also disclosed clearly that we currently conduct our business through our VIE Shanghai Juhao Information Technology Co., Ltd. (“Shanghai Juhao”) in China. Shanghai Jowell Information Technology Co., Ltd. (“Jowell Shanghai”) is a wholly foreign owned enterprise (“WFOE”) and a wholly owned subsidiary of Jowell Technology Limited (“Jowell HK”), which is a holding company incorporated in Hong Kong and a wholly owned subsidiary of Jowell Global on cover page and page 1. We will refrain from using terms such as “we” or “our” when describing activities or functions of a VIE.

3.	You state that no dividends or distributions have been made between the holding company, its subsidiaries, and consolidated VIEs, or to investors other than U.S. investors. However, we note your disclosure that “[t]he cash transfer among the holding company, its subsidiaries and VIE is typically transferred through payment for intercompany services or intercompany borrowing between holding company, subsidiaries and VIE.” We also note your disclosure on page 9 that “[y]our WFOE receives payments from VIE, pursuant to the VIE Agreements” and that “VIE Shanghai Juhao made a cash dividend of $1.6 million to its shareholders in July 2019.” Please amend your disclosure here and in the summary risk factors and risk factors sections to clarify whether any transfers, dividends, or distributions have been made between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable.

Response: We have revised our disclosure that if our WFOE receives payments from VIE, pursuant to the VIE Agreements, WFOE may make distribution of such payments to Jowell HK as dividends, however, WFOE currently has not received any payments from the VIE pursuant to the VIE Agreements on page 10. We have also amended the disclosure on the cover page and in prospectus summary and risk factors sections to clarify that no dividends or distributions have been made between the holding company, its subsidiaries, and consolidated VIEs, or to investors, except that our VIE Shanghai Juhao made a cash dividend of $1.6 million to its shareholders in July 2019 and the cash transfer among the holding company, its subsidiaries and VIE is typically transferred through payment for investments, intercompany services or intercompany borrowing between holding company, subsidiaries and VIE on page 11.

4.	Where you reference the HFCAA, please also reference the Accelerating HFCAA; in addition, please provide a cross-reference to the risk factor that describes the HFCAA and Accelerating HFCAA in more detail. Revise the third paragraph to provide a cross- reference to the risk factors that discuss the risks facing the company and the offering as a result of your corporate structure. Revise the fourth paragraph to provide a cross- reference to the risk factors that discuss the risks identified in this paragraph. If the referenced risk factors are contained in a document that is incorporated by reference, please identify where investors may find them.

Response: We have revised disclosure to also reference the Accelerating HFCAA where we reference the HFCAA on cover page and page 21. We have also provided a cross-reference to the risk factor that describes the HFCAA and Accelerating HFCAA in more detail on cover page. We have revised the third paragraph in the cover page to provide a cross- reference to the risk factors that discuss the risks facing the company and the offering as a result of our corporate structure and we also have revised the fourth paragraph in the cover page to provide a cross- reference to the risk factors that discuss the risks identified in that paragraph.

5.	Provide additional detail about the manners in which cash may be transferred throughout your organization, including the terms under which payments for intercompany services or borrowing may be made and by whom, as well as the terms under which dividends and other equity distributions may be made and by whom. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors, and the source of such limitations. Summarize the cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.). Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash/assets. On the cover page, provide cross- references to each of these discussions in the summary risk factors and risk factors sections. Make conforming changes, as necessary, in the prospectus summary.

Response: We have disclosed on cover page that no dividends or distributions have been made between the holding company, its subsidiaries, and consolidated VIEs, or to investors including U.S. investors except that our VIE Shanghai Juhao made a cash dividend of $1.6 million to its shareholders in July 2019 before we became a public company in March 2021. The holding company, its subsidiaries, and VIE do not have any plan to distribute dividend or settle amounts owed under the VIE Agreements in the foreseeable future. The cash transfer among the holding company, its subsidiaries and VIE is typically transferred through payment for intercompany investment, services or intercompany borrowing between holding company, our subsidiaries and VIE. We have provided terms under which payments for intercompany transfers were made and by whom under “Dividend Distribution and Cash Transfer Between the Holding Company, Subsidiary and VIE.” on page 10 and provided cross-reference on the cover page.

We have also revised disclosure to discuss the limitations on our ability to transfer cash between us, our subsidiaries, the consolidated VIE or investors, and the source of such limitations and provided cross-reference to “Dividend Distribution and Cash Transfer Between the Holding Company, Subsidiary and VIE.” on page 10. We currently do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

We have also revised our disclosure on the cover page and in the risk factors section to state that, to the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIE by the PRC government to transfer cash/assets. We have provided cross- references on the cover page to each of these discussions in the risk factors in this registration statement or in the risk factors in our 2021 Form 20-F that is incorporated by reference. We also made conforming changes, as necessary, in the prospectus summary.

6.	Provide additional detail about the manners in which cash may be transferred throughout your organization, including the terms under which payments for intercompany services or borrowing may be made and by whom, as well as the terms under which dividends and other equity distributions may be made and by whom.

Response: We have revised disclosure on the cover page to provide additional details about the manners in which cash may be transferred throughout our organization, including the terms under which payments for transfers are made and by whom. As of the date of this response, no dividends or distributions have been made between the holding company, its subsidiaries, and consolidated VIE, or to investors including U.S. investors except that our VIE Shanghai Juhao made a cash dividend of $1.6 million to its shareholders in July 2019 before we became a public company in March 2021.

Prospectus Summary

Overview, page 1

7.	We note your disclosure that you use a structuring that involves a VIE based in China and what that entails. We also note your disclosure that you own 100% equity interest in of a WFOE, Jowell Shanghai, which entered into a series of agreements with the VIE through which you effectively control and derive all of the economic interest and benefits from the VIE. Please revise the diagram of the company’s corporate structure to identify the groups of persons that own the equity in Jowell Global Ltd. Provide additional detail regarding each contract and arrangement through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Describe any other relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.

Response: We have revised the diagram of the company’s corporate structure to identify the groups of persons that own the equity in Jowell Global Ltd on page 13. We have provided details regarding contracts and arrangements between our WFOE and VIE through which we claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into our financial statements on pages 13 and 14. We have described such contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements on page 14.

8.	We note your disclosure in the second paragraph that “[t]he WFOE entered into a series of agreements with Shanghai Juhao Information Technology Co., Ltd. (“Shanghai Juhao” or “VIE”) and Shanghai Juhao’s shareholders, through which [you] effectively control and derive all of the economic interest and benefits from Shanghai Juhao.” However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP, as disclosed later in the seventh paragraph of your Summary Overview.

Response: We have refrained from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to us because of the VIE are limited to a clear description of the conditions we have satisfied for consolidation of the VIE under U.S. GAAP.

9.	We note on page 3 that you provide in tabular form condensed consolidating statements that disaggregates the operations and depicts the financial position, including income and cash flows as of December 31, 2020 and 2019. Please revise to present major line items for intercompany receivables and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: We have updated the tabular form condensed consolidating statements as of December 31, 2021 and 2020 with intercompany amounts presented on a gross basis and we have also revised to present major line items for intercompany receivables and amounts associated with intercompany transactions on page 4.

10.	Please provide a summary of risk factors, disclosing the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have revised disclosure on page 14 to provide a summary of risks related to our corporate structure and having the majority of the company’s operations in China, in particular, we described the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. We have also acknowledged the risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless on page 15.

11.	Please disclose that some of the challenges the company may face in enforcing the VIE structure and VIE Agreements are due to jurisdictional limits.

Response: We have disclosed some of the challenges the company may face in enforcing the VIE structure and VIE Agreements are due to jurisdictional limits in the last paragraph on page 1.

12.	We note your disclosure that you are not subject to regulations by the entities identified in the first paragraph on page 2 because the "VIE operates an e-commerce platforms for online-to-offline sales of cosmetics, health and nutritional supplements and household products in China and our products and services do not pose national security risks." Please confirm, if true, that this is the basis for all of counsel's determinations that you are not subject to such regulations; if that is not the case, please expand your disclosure to discuss the basis for such conclusions.

Response: Based on the facts that our VIE operates an e-commerce platform for online-to-offline sales of cosmetics, health and nutritional supplements and household products in China, our products and services do not pose national security risks and we are not currently applying for a listing on foreign exchange as we have listed on Nasdaq since March 2021 before the Cybersecurity Review Measure became effective, our PRC counsel Jiangsu Yiyou Tianyuan Law Firm has advised us that we are not subject to the report requirement under Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration on December 28, 2021, which became effective on February 15, 2022.

13.	Please revise the last paragraph on page 2 and the fifth paragraph on page 18 to discuss the inspection time frames under the HFCAA and Accelerating HFCAA, as well as how they will affect your company (including in the context of the timing of your last audit inspection over three years ago). Further revise these sections to clarify that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

Response: We have revised our disclosure to include the inspection time frames under the HFCAA and Accelerating HFCAA, as well as how they will affect our company including in the context of the timing of our last audit inspection in June 2018 on page 3 and page 21. We have further clarified that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted on page 3 and page 21.

Risk Factors

Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations..., page 15

14.	We note your disclosure on page 16 of the impact to your operations given the “possibility that the PRC government will institute a licensing regime or pre-approval requirement covering [y]our industry at some point in the future.” Please expand to include the possibilities that future changes in PRC law also could impact your offering or ability to conduct offerings.

Response: We have expanded the disclosure to include the possibilities that future changes in PRC law also could impact our offering or ability to conduct offerings on page 20.

Enforceability of Civil Liabilities, page 31

15.	We note your disclosure that most of your directors and officers are residents of and have a substantial portion of their assets in jurisdictions other than the United States and that as a result, it may be difficult for investors to effect service of process within the United States upon you or your directors and officers, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Please revise to identify the relevant individuals, and include a risk factor addressing the challenges of bringing actions and enforcing judgments and liabilities against such individuals.

Response: We have revised disclosure to identify these individuals on page 35, and also included a risk factor addressing the challenges of bringing actions and enforcing judgments and liabilities against such individuals on page 20.

Exhibits

16.	Please provide a consent of counsel, Jiangsu Yiyou Tianyuan Law Firm, to be named in the prospectus.

Response: We have filed a consent letter of Jiangsu Yiyou Tianyuan Law Firm as exhibit 23.3.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (703) 618-2503 at FisherBroyles, LLP.

Very truly yours,

Jowell Global Ltd.

/s/ Zhiwei Xu
Zhiwei Xu
Chief Executive Officer